# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Kailera Therapeutics, Inc., CIK 0002096997
CUSIP: 482931102
Title of class of securities: Common Stock, $0.00001 par value per share
Address of issuer's principal executive offices: 180 Third Avenue, 4th Floor, Waltham, Massachusetts (MA), 02451
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001283718

## Reporting persons
- CPP Investment Board Private Holdings (4) Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 0; shared voting power 7,304,688; sole dispositive power 0; shared dispositive power 7,304,688; aggregate amount beneficially owned 7,304,688 (5.6% of the class)
  Comment: Item 11 is calculated based on a total of 129,565,608 shares of common stock of the issuer outstanding as of May 20, 2026, as disclosed in the issuer's Form 10-Q filed with the SEC on May 26, 2026.
  
  Shares reported on this Schedule 13G are held directly by CPP Investment Board Private Holdings (4) Inc., a wholly-owned subsidiary of Canada Pension Plan Investment Board.
- Canada Pension Plan Investment Board: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 0; shared voting power 7,304,688; sole dispositive power 0; shared dispositive power 7,304,688; aggregate amount beneficially owned 7,304,688 (5.6% of the class)
  Comment: Item 11 is calculated based on a total of 129,565,608 shares of common stock of the issuer outstanding as of May 20, 2026, as disclosed in the issuer's Form 10-Q filed with the SEC on May 26, 2026.
  
  Shares reported on this Schedule 13G are held directly by CPP Investment Board Private Holdings (4) Inc., a wholly-owned subsidiary of Canada Pension Plan Investment Board.

## Item 1. Issuer
Name of issuer: Kailera Therapeutics, Inc.
Address of issuer's principal executive offices: 180 Third Avenue, 4th Floor Waltham, MA 02451

## Item 2. Person Filing
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:

Canada Pension Plan Investment Board
CPP Investment Board Private Holdings (4) Inc.
Address of principal business office or, if none, residence:
The principal business address of each of the Reporting Persons is as follows:

One Queen Street East
Suite 2500
Toronto, Ontario
M5C 2W5
Canada
Citizenship: Each of the Reporting Persons is organized under the laws of Canada.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See Item 9 on the cover pages.

The securities reported herein are directly held by CPP Investment Board Private Holdings (4) Inc., a wholly-owned subsidiary of Canada Pension Plan Investment Board. As such, the Reporting Persons may be deemed to have shared voting power and dispositive power with respect to such securities.
Percent of class: See Item 11 on the cover pages.
Sole power to vote or to direct the vote: See Item 5 on the cover pages.
Shared power to vote or to direct the vote: See Item 6 on the cover pages.
Sole power to dispose or to direct the disposition: See Item 7 on the cover pages.
Shared power to dispose or to direct the disposition: See Item 8 on the cover pages.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
99.1 Power of Attorney of Canada Pension Plan Investment Board
99.2 Joint Filing Agreement

## Signatures
- CPP Investment Board Private Holdings (4) Inc.: /s/ Pierre Abinakle, Vice President (08/14/2026)
- Canada Pension Plan Investment Board: /s/ Howard Rusak, Managing Director, Legal (08/14/2026)
Comment: See Exhibit 99.1 Power of Attorney of Canada Pension Plan Investment Board